File No. 70-9075

                    SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ------------------------------

                         CENTRAL POWER AND LIGHT COMPANY
                           539 North Carancahua Street
                        Corpus Christi, Texas 78401-2802

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                              212 East Sixth Street
                           Tulsa, Oklahoma 74119-1212

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                                428 Travis Street
                        Shreveport, Louisiana 71156-0001

                          WEST TEXAS UTILITIES COMPANY
                               301 Cypress Street
                            Abilene, Texas 79601-5820

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                                Williams Tower 2
                                2 West 2nd Street
                              Tulsa, Oklahoma 74103

             (Names of companies filing this statement and addresses
                         of principal executive offices)
                           ---------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)
                          -----------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)

     Central  Power and Light  Company,  Public  Service  Company  of  Oklahoma,
Southwestern Electric Power Company and West Texas Utilities Company (the "Operating Companies"), wholly owned public utility subsidiaries of Central and South West Corporation ("CSW"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Central and South West Services, Inc., a wholly owned subsidiary of CSW that is authorized to provide services to associate companies pursuant to Section 13(b) of the Act and rules of the Securities and Exchange Commission (the "Commission") promulgated thereunder (the "Service Company"), hereby submit for filing this Amendment No. 1 to the Form U-1 Application-Declaration in this File No. 70-9075 (the "Application") for the purpose of amending Item 1 thereof in order to request that the Commission reserve jurisdiction over the possible future inclusion of warranty plans for the servicing and repair of home entertainment video and audio systems. In all other respects, the Application as previously filed and amended will remain the same.
                  Item 1 is hereby amended to read in its entirety as follows:
Item 1.  Description of Proposed Transactions.
                  The Operating Companies, directly or through the Service Company, propose to enter into agreements with one or more providers of warranty plans ("Plan Providers") for the servicing and repair of electric and gas appliances, including kitchen and laundry appliances, heating, ventilation and air conditioning systems, personal computer systems and, subject to future approval of the Commission upon application therefor, home entertainment video and audio systems (the "Plans") and to offer the Plans to their customers. All such arrangements would include the following features:
                  1. The Plans would be offered to customers of the Operating Company using marketing materials designed by the Operating Companies (or designed by the Plan Providers and approved by the Operating Companies) and mailed to customers as billing inserts, or directly, using the billing and mailing systems of the Operating Companies.

                  2. The Plans would be legal obligations of the Plan Providers, underwritten by such insurance arrangements as the Operating Companies might require.

                  3. The Plan Providers would be responsible for responding to customers' calls for service and for making arrangements with adequately licensed and insured service contractors to perform the services covered by the Plans. In certain cases, the Operating Companies might qualify as service contractors under the Plans.

                  4. The Operating Companies would bill customers that enrolled in the Plans monthly fees for coverages selected by them and remit the fees to the Plan Providers. The Plan Providers would either pay a service and administration fee to the Operating Companies or the Operating Companies would retain such a fee out of the monthly fees paid by customers. The Operating Companies would not have any responsibility for ensuring the payment of the monthly fees by their customers.

                  It is currently estimated that the Plans could generate gross revenues to the Operating Companies of $50,000, $980,000 and $1,137,500 during 1997 (assuming a September 1 start-up date), 1998 and 1999 and expenses (including start-up expenses) during those years of $100,000, $150,000 and $175,000, respectively.
                  It is requested that the Commission reserve jurisdiction over the possible future inclusion of warranty plans for the servicing and repair of home entertainment video and audio systems.
                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
                  Rule 54 under the Act is satisfied because Rules 53(a), (b) and (c) are satisfied. As of March 31, 1997, CSW has invested approximately $894.2 million in EWGs and FUCOs or approximately 46% of CSW's "consolidated retained earnings" of $1,939 million as of the end of its four fiscal quarters ended March 31, 1997, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying said Rule and making Rule 53(c) inapplicable.

                                S I G N A T U R E
                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
         Dated:  September 16, 1997

                                CENTRAL POWER AND LIGHT COMPANY

                              By:/s/WENDY G. HARGUS
                                      Wendy G. Hargus
                                    Treasurer


                                PUBLIC SERVICE COMPANY OF OKLAHOMA


                              By:/s/WENDY G. HARGUS
                                     Wendy G. Hargus
                                    Treasurer


                                SOUTHWESTERN ELECTRIC POWER COMPANY

                              By:/s/WENDY G. HARGUS
                                      Wendy G. Hargus
                                    Treasurer


                                WEST TEXAS UTILITIES COMPANY

                              By:/s/WENDY G. HARGUS
                                      Wendy G. Hargus
                                    Treasurer


                                CENTRAL AND SOUTH WEST SERVICES, INC.


                              By:/s/WENDY G. HARGUS
                                      Wendy G. Hargus
                                    Treasurer